U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 1-8689

                                                      Cusip Number: 378904403


                           NOTIFICATION OF LATE FILING

Form 10-K [X]   Form 20-F [ ]   Form 11-K [ ]   Form 10-QSB [ ]   Form N-SAR

                      For Period Ended: September 30, 2001
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                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
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|Read Instruction (on back page) Before Preparing Form, Please Print or Type|
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| Nothing In this form shall be construed to imply that the Commission has  |
|              verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
                          DIXON TICONDEROGA COMPANY
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Former Name if Applicable:  N/A

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Address of Principal Executive Office (Street and Number):
                         195 International Parkway
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City, State, Zip Code:
                            Heathrow, FL  32746
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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |(a) The reasons described in reasonable detail in Part III of this form
    |    could not be eliminated without unreasonable effort or expense;
    |(b) The subject annual report, semi-annual report, transition report on
    |    Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX  |    filed on or before the fifteenth calendar day following the prescribed
-- | due date; or the subject quarterly report of transition report on Form | 10-Q, or portion thereof will be filed on or before the fifth calendar
    |    day following the prescribed due date; and
    |(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |    has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Dixon Ticonderoga Company is unable to timely file its Annual Report on Form 10-K for the fiscal year ended September 30, 2001, but will file by the fifteenth calendar day after its original due date of December 31, 2001, as prescribed herein.

The delay is caused by the need of additional time for the Company to complete negotiations with respect to amendments to its subordinated and senior debt agreements. On November 15, 2001, an extension to delay payment of $5.5 million in principal due to the Company's subordinated lenders expired. The Company has asked the subordinated lenders to consider restructuring their scheduled principal payments to allow the Company sufficient time to retire the notes through an infusion of some form of new equity capital, a new secondary financing source and/or the sale of assets. In addition, the Company has asked its subordinated and senior lenders to provide for amendments of their debt agreements at least until October 2002, while it pursues a longer-term solution. Accordingly, the Company is unable at this time to determine the appropriate financial statement classification and disclosures required with respect to its long-term debt. Moreover, if negotiations do not result in a restructuring of the Company's subordinated debt, both the senior debt and the subordinated debt will be classified as "current" on the Company's year-end financial statements and, accordingly, the report of the Company's independent accountants will, in that event, include an explanatory paragraph as to substantial doubt about the Company's ability to continue as a going concern.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

   Gino N. Pala                      (407)            829-9000
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     (Name)                       (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [x]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Exhibit A attached hereto and forming a part hereof.

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                             Dixon Ticonderoga Company
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 31, 2001                  By: /s/ Gino N. Pala
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                                         Gino N. Pala
                                         Chairman and Co-Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).




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EXHIBIT A

PART IV
OTHER INFORMATION

(3) For the fiscal year ended September 30, 2001, the Company expects to report improved performance with pro forma net income from continuing operations of $1,196,765, or $0.38 per basic and diluted share, compared with pro forma net income from continuing operations of $271,475, or $0.08 per basic and diluted share in fiscal year 2000. Including the effects of restructuring and related costs and results from discontinued operations, net loss in 2001 was ($479,872) or ($0.15) per share, as compared with ($798,245) or ($0.25) per share in the prior year. Fiscal 2001 revenues from continuing operations were $90,492,514, compared with $91,691,241, in fiscal 2000.

The Company's results from continuing operations reflect an increase in operating income of $2.2 million, or 55%, in fiscal 2001. The Company attributes the improvement in the U.S. to ongoing consolidation and cost reduction efforts which contributed to an overall reduction of 9% in selling, distribution, administrative and corporate expenses; and an improved mix of business within the many market channels served, among other factors.